Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

September 30, 2014

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 7 to the Registration Statement

on Form N-1A of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

On behalf of our client, Adviser Managed Trust (the “Trust” or “AMT”), this letter responds to the comments you provided via telephone on September 11, 2014, regarding the Trust’s post-effective amendment No. 7, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 10, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on August 1, 2014 pursuant to Rule 485(a)(1) under the 1933 Act (the “Filing”) for the purposes of making certain material changes to the registration statement with respect to the Tactical Offensive Equity and Tactical Offensive Fixed Income Funds (each, a “Fund” and together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.  Capitalized terms not defined herein shall have the meaning set forth in the Filing.

Comments

1.                                      Comment: Please confirm that the Funds will not charge “shareholder fees” (e.g., redemption fees).

Response: The Trust confirms that the Funds do not currently charge “shareholder fees,” as that term is described in Item 3 of Form N-1A.

2.                                      Comment: Please confirm whether during the prior year the Adviser Managed Strategy has resulted in all of the assets managed by the Financial Adviser that are invested in the Funds being invested entirely in one of the Funds.  If so, please confirm whether SEI Investments Management Corporation (“SIMC”) or its affiliates invested in the Fund in which the assets managed by the Financial Adviser were not invested.  If SIMC or its affiliates did so invest, please confirm whether there were any other investors in such Fund alongside SIMC or its affiliates at the time.

Response: The Trust confirms that during the prior year the Adviser Managed Strategy did not result in all of the assets managed by the Financial Adviser that are invested in the Funds being invested entirely in one of the Funds.

3.                                      Comment: Please confirm whether the Funds will incur acquired fund fees and expenses (“AFFE”).

Response: The Tactical Offensive Equity Fund’s fee table will reflect 1 basis point of AFFE in the effective prospectus to be filed pursuant to Rule 485(b).  The Tactical Offensive Fixed Income Fund is expected to incur less than 1 basis point of AFFE during the upcoming fiscal year.

4.                                      Comment: Please provide the SEC Staff with a copy of the Funds’ final fee tables in advance of filing the effective prospectus.

Response: Each Fund’s final fee table, as set forth in the effective prospectus, will be as follows:

TACTICAL OFFENSIVE EQUITY FUND

ANNUAL FUND OPERATING EXPENSES#

(expenses that you pay each year as a percentage of the value of your investment)^

Management Fees	0.20%
Distribution (12b-1) Fees	None
Other Expenses	0.49%
Acquired Fund Fees and Expenses (AFFE)	0.01%
Total Annual Fund Operating Expenses	0.70%

# The Fund is an integral part of the Financial Adviser’s Adviser Managed Strategy, as discussed further below. As a result, shareholders in the Fund may also pay a fee to the Financial Adviser for participating in the Adviser Managed Strategy, and such fee is not reflected in this fee table or the Example numbers below. You should consult with the Financial Adviser regarding the fees charged for participating in the Adviser Managed Strategy.

^ Expenses information in the table has been restated to reflect estimated fees and expenses for the upcoming fiscal year.

† Because the Fund incurred AFFE during the most recent fiscal year, the operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial statements (or the “Financial Highlights” section in the prospectus) because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

TACTICAL OFFENSIVE FIXED INCOME FUND

ANNUAL FUND OPERATING EXPENSES#

(expenses that you pay each year as a percentage of the value of your investment)^

Management Fees	0.15%
Distribution (12b-1) Fees	None
Other Expenses	0.49%
Total Annual Fund Operating Expenses	0.64%

# The Fund is an integral part of the Financial Adviser’s Adviser Managed Strategy, as discussed further below. As a result, shareholders in the Fund may also pay a fee to the Financial Adviser for participating in the Adviser Managed Strategy, and such fee is not reflected in this fee table or the Example numbers below. You should consult with the Financial Adviser regarding the fees charged for participating in the Adviser Managed Strategy.

^ Expenses information in the table has been restated to reflect estimated fees and expenses for the upcoming fiscal year.

5.                                      Comment: Please confirm that except for the reduction in management fees, the Fund’s total annual operating expenses will correspond to the ratio of net expenses to average net assets in the Financial Highlights.

Response: The Fund’s total annual operating expenses for the upcoming fiscal year, as shown in the Fund’s fee table, do not reflect the effect of voluntary fee waivers.  In contrast, the ratio of the Fund’s net expenses to average net expenses in the Financial Highlights does account for voluntary fee waivers. Accordingly, these two metrics are not readily comparable.  Nonetheless, the Trust confirms that but for the difference with respect to voluntary fee waivers, the difference between the Fund’s total annual operating expenses for the upcoming fiscal year and the ratio of the Fund’s net expenses to average net expenses during the prior fiscal year generally will correspond to the change in management fees paid by the Fund.

6.                                      Comment: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, which permits disclosure of fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, please remove the footnote to each Fund’s fee table that sets forth a contractual fee waiver for an amount higher than the Fund’s total annual fund operating expenses.

Response: We have removed this footnote.

7.                                      Comment: Please consider moving the disclosure regarding the role of Sub-Advisers so that it first appears prior to the disclosure regarding the Adviser Managed Strategy.

Response: In response to your comment, we have removed the earlier reference to the sub-adviser.

8.                                      Comment: Please consider adding disclosure to the investment strategy that harmonizes the use of the term “Offensive” in the Funds’ names with the passive investment strategy employed by the Funds.

Response: In response to your comment, we have included disclosure that further describes the “offensive” nature of the Adviser Managed Strategy, which is implemented through investments in the Funds.

9.                                      Comment: Please add disclosure regarding the risk of investing in REITs to the Tactical Offensive Equity Fund’s principal risks disclosure.

Response: In response to your comment, we have included disclosure regarding investments in REITs in the Fund’s principal risks disclosure.

10.                               Comment: Because the Funds are described as having a “unique manner of operation” in the disclosure regarding performance information, please provide the SEC Staff with a copy of the Funds’ final performance information disclosure in advance of filing the effective prospectus.

Response: Each Fund’s final performance presentation, as set forth in the effective prospectus, will be as follows:

TACTICAL OFFENSIVE EQUITY FUND

Performance Information

The bar chart and the performance table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for the past two calendar years and by showing how the Fund’s average annual returns for 1 year and since the Fund’s inception compare with those of broad measures of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. For current performance information, please call 1-800-DIAL-SEI.

Because of the Fund’s unique manner of operation in following the Adviser Managed Strategy, the Fund’s performance may not be comparable to the performance of other mutual funds that invest in similar securities.

2012	16.83%
2013	25.88%

Best Quarter	Worst Quarter
12.66%	5.66%
(3/31/12)	(6/30/12)

The Fund’s total return (pre-tax) from January 1, 2014 to June 30, 2014 was 4.03%

Average Annual Total Returns (for the periods ended December 31, 2013)

This table compares the Fund’s average annual total returns to those of a broad-based index and the Fund’s 70/20/10 and 60/20/10/10 Blended Benchmarks. The Fund’s 70/20/10 Blended Benchmark consists of the Russell 3000 Index (70%), MSCI EAFE Index (20%) and MSCI Emerging Markets Index (10%). The Fund’s 60/20/10/10 Blended Benchmark, consists of the Russell 1000 Index (60%), MSCI EAFE Index (20%), Russell 2000 Index (10%) and MSCI Emerging Markets Index (10%). The Fund’s Blended Benchmarks are designed to provide a useful comparison to the Fund’s overall performance and more accurately reflect the Fund’s investment strategy than the broad-based index. The Fund replaced the 70/20/10 Blended Benchmark with the 60/20/10/10 Blended Benchmark because it more closely aligns with the Fund’s investment strategy.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Tactical Offensive Equity Fund	1 Year	Since Inception* (2/25/2011)
Return Before Taxes	25.88%	14.95%
Return After Taxes on Distributions	25.25%	14.58%
Return After Taxes on Distributions and Sale of Fund Shares	15.14%	11.75%
S&P 500 Index Return (reflects no deduction for fees, expenses or taxes)	32.39%	14.87%
The Fund’s 70/20/10 Blended Benchmark Return (reflects no deduction for fees, expenses or taxes)	27.39%	11.67%
The Fund’s 60/20/10/10 Blended Benchmark Return (reflects no deduction for fees, expenses or taxes)	27.65%	11.84%

* Index returns are shown from February 28, 2011.

TACTICAL OFFENSIVE FIXED INCOME FUND

Performance Information

The bar chart and the performance table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for the past two calendar years and by showing how the Fund’s average annual returns for 1 year and since the Fund’s inception compare with those of broad measures of market performance. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. For current performance information, please call 1-800-DIAL-SEI.

Because of the Fund’s unique manner of operation in following the Adviser Managed Strategy, the Fund’s performance may not be comparable to the performance of other mutual funds that invest in similar securities.

2012	7.08%
2013	-1.76%

Best Quarter	Worst Quarter
2.65%	-2.80%
(9/30/12)	(6/30/13)

The Fund’s total return (pre-tax) from January 1, 2014 to June 30, 2014 was 3.74%.

Average Annual Total Returns (for the periods ended December 31, 2013)

This table compares the Fund’s average annual total returns to those of a broad-based index and the Fund’s Blended Benchmark, which consists of the Barclays Capital U.S. Aggregate Bond Index (76%), Barclays Capital U.S. High Yield Bond Very Liquid Index (9.5%), Citi Emerging Markets U.S. Dollar Government Bond Index (9.5%) and Barclays Capital Global Treasury Ex-U.S. Index (Hedged) (5%). The Fund’s Blended Benchmark is designed to provide a useful comparison to the Fund’s overall performance and more accurately reflects the Fund’s investment strategy than the broad-based index.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Tactical Offensive Fixed Income Fund	1 Year	Since Inception* (2/25/2011)
Return Before Taxes	-1.76%	3.71%
Return After Taxes on Distributions	-2.59%	2.38%
Return After Taxes on Distributions and Sale of Fund Shares	-1.00%	2.40%
Barclays Capital U.S. Aggregate Bond Index Return (reflects no deduction for fees, expenses or taxes)	-2.02%	3.32%
The Fund’s Blended Benchmark (reflects no deduction for fees, expenses or taxes)	-1.47%	4.23%

*Index returns are shown from February 28, 2011.

11.                               Comment: With respect to the Tactical Offensive Fixed Income Fund’s investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

Response: In response to your question, the Tactical Offensive Fixed Income Fund confirms that, to the extent applicable to the Fund’s investment in total return swaps (if any), the Fund has adopted policies and procedures reasonably designed to comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

12.                               Comment: Please confirm that the Tactical Offensive Fixed Income Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response: In response to your question, the Tactical Offensive Fixed Income Fund confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

13.                               Comment: Please state whether a Fund’s shareholders would be provided with notice of a change to a Fund’s investment goal, policies and restrictions.

Response: Each Fund’s investment goal, policies and restrictions are not fundamental and may be changed by the Board without shareholder approval. Neither Fund has self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment goals, policies and restrictions.  Nonetheless, in the event of a change to a Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders providing them with notice of such change(s).

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien